UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 10-D	☐ Form 20-F ☐ Form N-Cen	☐ Form 11-K ☐ Form 10-Q ☐ Form N-CSR

For Period Ended: December 31, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Danimer Scientific, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

140 Industrial Boulevard

Address of Principal Executive Office (Street and Number)

Bainbridge, GA 39817

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11- K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the period ended December 31, 2021 (the “Annual Report”) by the prescribed due date. As previously disclosed in the Registrant’s Earnings Release, dated February 28, 2022, as filed on Form 8-K on the same date, the Registrant disclosed that it had identified certain material weaknesses in its internal control over financial reporting. The Registrant has determined these material weaknesses related to risk assessment, product revenue, stock-based compensation expense, income taxes, and processing and paying vendor invoices for certain contracts. As a result, the Registrant needs additional time to finalize the evaluation of its disclosure controls and procedures and internal control over financial reporting in order to complete its Annual Report. As a result, the Registrant’s independent registered accounting firm, KPMG LLP, has not yet been able to complete its audit and report on the Registrant’s consolidated financial statements and internal control over financial reporting to be included in the Annual Report.

Based on the reviews and analyses to date, the Registrant does not expect adjustments to its previously announced financial results. The Registrant is working diligently to finalize its assessment of disclosure controls and procedures and internal control over financial reporting in order to complete its Annual Report. The Registrant expects to file its Annual Report no later than the prescribed due date pursuant to Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

John A. Dowdy, III	(229)	243-7075
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   Yes  ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☐   No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Danimer Scientific, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2022	By:	/s/ John A. Dowdy, III
John A. Dowdy, III
Chief Financial Officer